Exhibit 1.3

RADWARE LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 6, 2011

    KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned shareholder of Radware Ltd. (the “Company”) hereby constitutes and appoints Roy Zisapel and Meir Moshe, and each of them, as agent and proxy for the undersigned, with full power of substitution to each, to vote, with respect to all of the Ordinary Shares of the Company standing in the name of the undersigned at the close of business on August 1, 2011, at the Company’s Annual General Meeting of Shareholders to be held on Tuesday, September 6, 2011, at 3:00 pm (Israel time) at the Company’s offices, at 22 Raoul Wallenberg St., Tel Aviv 69710, Israel, and at any and all postponements or adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

    THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER AND IN THE DISCRETION OF THE PROXIES ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED UNDER “RE-ELECTION OF CLASS III DIRECTORS” AND FOR PROPOSALS 2 THROUGH 5. THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADWARE LTD.

September 6, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.radware.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

20230003003030000000 8	090611

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES
LISTED UNDER PROPOSAL 1 AND “FOR” PROPOSALS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.	Re-election of the following nominees as a class III directors.			2.

To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years.

By signing this Proxy Card, the undersigned hereby certifies that the undersigned has no “personal interest” under the Israeli Companies Law in this matter (See Proposal No. 2 of the Proxy Statement for more information, including for instructions on how to vote if you do have a “personal interest”.)

						FOR ☐	AGAINST ☐	ABSTAIN ☐

NOMINEES:
☐	FOR ALL NOMINEES	m Dr. Hagen Hultzsch class III director m Ms. Yael Langer class III director

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)
3.
To approve amendments to Articles 46, 69 and 70 of the Company’s Articles of Association relating to proceedings of the Board of Directors, indemnification and insurance of office holders and notices of shareholder meetings, respectively.
						☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●				4.	To approve an amendment to the form of indemnity letters issued by the Company in favor of officers and directors.	☐	☐	☐

5.
Approval of the re-appointment of the Company’s auditors for until immediately following the next annual general meeting of shareholders and authorization of the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services to the Company for such fiscal year.
						☐	☐	☐

IMPORTANT: The undersigned acknowledges receipt of the Notice of General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.